Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

CONTINUING CONNECTED TRANSACTIONS WITH SHARPA

SUPPLY OF PRODUCTS FRAMEWORK AGREEMENT

On March 25, 2026, Hesai entered into a Supply of Products Framework Agreement with Sharpa, pursuant to which, Hesai will supply LiDAR products and robotic actuators to Sharpa, from time to time during the term commencing from March 25, 2026 to December 31, 2026.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, the Co-Founders together indirectly hold majority voting rights in Sharpa. Therefore, Sharpa is a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules. Accordingly, the transactions contemplated under the Supply of Products Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios of the Supply of Products Framework Agreement is higher than 0.1% but less than 5%, the transactions thereunder are subject to the reporting, annual review and announcement requirements, but exempt from circular (including independent financial advice) and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

SUPPLY OF PRODUCTS FRAMEWORK AGREEMENT

On March 25, 2026, Hesai entered into the Supply of Products Framework Agreement with Sharpa, pursuant to which Hesai will supply LiDAR products and robotic actuators to Sharpa from time to time during the term commencing from March 25, 2026 to December 31, 2026.

The principal terms of the Supply of Products Framework Agreement are set out below:

Date of the agreement:	March 25, 2026

Parties:	(i)	Hesai; and

	(ii)	Sharpa

Subject matter:	Pursuant to the Supply of Products Framework Agreement, Hesai will supply LiDAR products and robotic actuators to Sharpa.

With respect to the supply of robotic actuators, Hesai will also provide corresponding manufacturing and support services which relate to the integration of robotic actuators into Sharpa’s dexterous hands and other embodied intelligence products, including but not limited to procurement of ancillary materials, product manufacturing and assembly, product testing, packaging and delivery, and such other related support services as may be agreed by the parties in writing.

The Supply of Products Framework Agreement is a framework agreement and does not itself constitute a specific transaction document. The parties will enter into separate definitive contracts for individual transactions, setting out the scope, specifications and quantity of the products and services, as well as other terms and conditions, in accordance with the principles set forth in the Supply of Products Framework Agreement. All documents shall be entered into on a fair and reasonable basis and shall be subject to the terms of the Supply of Products Framework Agreement.

Term:	Commencing from the date of the Supply of Products Framework Agreement and ending on December 31, 2026.

Pricing policy:	The consideration for the products and services to be provided under the Supply of Products Framework Agreement shall be determined by the parties through arm’s length negotiations in accordance with normal commercial terms, in particular:

(a)	the consideration for LiDAR products shall be determined based on the market price with reference to recently executed orders or invoices for the sale of the same products to Independent Third Parties, and shall be fairly adjusted based on the order size, delivery timeframe and after-sales terms, so as to ensure that the terms are no less favorable to Hesai than those offered to Independent Third Parties; and

(b)	Given the relatively high degree of customization of the robotic actuators and the limited availability of comparable products in the market, the consideration for robotic actuators shall be determined on a cost-plus basis according to:

(i)	costs of production, including costs of procuring direct materials, manufacturing and labor and other overhead costs; and

(ii)	agreed margin rates, which will be determined by the parties after arm’s length negotiation with reference to the median of the interquartile range of the three-year weighted average cost-plus margins of comparable companies providing similar products as stated in a transfer pricing analysis report prepared by a professional Independent Third Party.

(c)	The consideration for the manufacturing and support services shall be determined on a cost-plus basis according to:

(i)	costs of production, including costs of procuring direct materials, as well as manufacturing and labor costs; and

(ii)	agreed margin rates, which will be determined by the parties after arm’s length negotiation with reference to the median of the interquartile range of the three-year weighted average cost-plus margins of comparable companies manufacturing similar products and providing similar services as stated in a transfer pricing analysis report prepared by a professional Independent Third Party.

Historical transaction amount and the annual cap

There was no historical amount for the transactions contemplated under the Supply of Products Framework Agreement. The annual cap for the transactions contemplated under the Supply of Products Framework Agreement for the year ending December 31, 2026 is RMB100 million.

Basis of the annual cap

The above annual cap for the Supply of Products Framework Agreement was determined after taking into account the factors as set out below:

(a)	the estimated costs of production in respect of the estimated volume of products and services to be provided by Hesai to Sharpa under the Supply of Products Framework Agreement;

(b)	the applicable margin over such estimated costs with reference to the transfer pricing analysis report prepared by a professional Independent Third Party; and

(c)	our estimated sales volume of LiDAR products and robotic actuators, as well as the estimated scale of manufacturing and support services to be provided to Sharpa under the Supply of Products Framework Agreement.

REASONS FOR AND BENEFITS OF THE SUPPLY OF PRODUCTS FRAMEWORK AGREEMENT

The Group is a global leader in LiDAR solutions, with its LiDAR products serving a broad spectrum of applications, including commercial vehicles, autonomous driving, robotics and other non-automotive industries. The Group’s commercially validated solutions are underpinned by its strong research and development capabilities and advanced in-house manufacturing expertise. Through its existing business, the Group has accumulated experience and capabilities in high-performance hardware development, precision manufacturing, quality control, reliability validation and scalable delivery.

The Board believes that the proposed expansion into the power module business has sound commercial rationale and is in line with the Company’s long-term development strategy. The Board considers that the Group’s existing technological, manufacturing and operational capabilities are relevant and transferable to the development, production and supply of power modules, which are core components used in robotic and intelligent systems. In broad terms, LiDAR may be seen as the “eyes” of robots, while power modules serve as the “muscles” that support actuation and movement. As such, the new business represents a measured expansion into an adjacent business area based on the Group’s existing strengths.

The Board is of the view that the new business will broaden the Group’s product portfolio, enhance its market positioning in adjacent business areas and may, over time, diversify the Company’s revenue base and provide an additional source of growth over the medium to long term. The Group also expects to leverage its existing manufacturing, operational and supply chain capabilities in developing the new business, which may improve resource utilization and operational efficiency.

Accordingly, the Board considers that the transactions contemplated under the Supply of Products Framework Agreement are in the best interests of the Company and its Shareholders as a whole.

DIRECTORS’ CONFIRMATION

Having considered the reasons above and having carried out a detailed review of the terms and conditions of the Supply of Products Framework Agreement, the Directors (including the independent non-executive Directors) consider that the Supply of Products Framework Agreement and the transactions contemplated thereunder are in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms thereunder (including the annual cap) are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

As at the date of this announcement, each of our Co-Founders is indirectly interested in the shares of Sharpa and hence has a material interest in the relevant transactions. Therefore, they abstained from voting on the relevant Board resolutions in relation to the approval of the Supply of Products Framework Agreement.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, the Co-Founders together indirectly hold majority voting rights in Sharpa. Therefore, Sharpa is a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules. Accordingly, the transactions contemplated under the Supply of Products Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios of the Supply of Products Framework Agreement is higher than 0.1% but less than 5%, the transactions thereunder are subject to the reporting, annual review and announcement requirements, but exempt from circular (including independent financial advice) and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

INFORMATION OF THE GROUP AND THE PARTIES

The Group

The Group is a global leader in LiDAR solutions. The Group’s LiDAR products enable a broad spectrum of applications including passenger and commercial vehicles (“ADAS”), as well as autonomous driving vehicles and robotics and other non-automotive applications such as last-mile delivery robots and AGVs (“Robotics”). The Group seamlessly integrates its in-house manufacturing process with LiDAR R&D and design, enabling rapid product iteration while ensuring high performance, high quality and affordability. The Group’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. The Group has established offices in Shanghai, Palo Alto and Stuttgart, with customers spanning more than 40 countries.

The Parties

Hesai is a company incorporated in the PRC with limited liability and a subsidiary of the Company. Hesai is primarily engaged in the manufacturing and sales of LiDARs and R&D.

Sharpa is a company incorporated in the PRC with limited liability and is primarily engaged in the research and development of AI robotics.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following respective meanings:

“AGV(s)”	automated guided vehicle(s)

“associate”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Co-Founder(s)”	means Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang, our executive Directors

“Company”	Hesai Group, an exempted company with limited liability incorporated in the Cayman Islands on April 21, 2021

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hesai”	Hesai Technology Co., Ltd.* (上海禾賽科技有限公司), a limited liability company established under the laws of the PRC on October 22, 2014 and a subsidiary of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Third Party(ies)”	any entity or person who is not a connected person of the Company or an associate of such person within the meaning ascribed to it under the Listing Rules

“LiDAR”	light detection and ranging, a remote sensing method that uses light to measure the distance or range of objects

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time

“PRC”	the People’s Republic of China

“R&D”	research and development

“Shareholder(s)”	holder(s) of the share(s) of the Company

“Sharpa”	Shanghai Rift Valley Intelligent Technology Co., Ltd. (上海大裂谷智能科技有限公司), a limited liability company established under the laws of the PRC on December 5, 2024, a subsidiary of Sharpa Group, an exempted company with limited liability incorporated in the Cayman Islands

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supply of Products Framework Agreement”	the supply of products framework agreement dated March 25, 2026 entered into between Hesai and Sharpa

“%”	per cent.

By order of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, March 25, 2026

As at the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*       For identification purpose only